UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2004	Commission file number 001-09553

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

WESTINGHOUSE SAVINGS PROGRAM

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

WESTINGHOUSE SAVINGS PROGRAM
FINANCIAL STATEMENTS AND EXHIBIT
DECEMBER 31, 2004
INDEX

Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of net assets available for benefits at December 31, 2004 and December 31, 2003	2
Statement of changes in net assets available for benefits for the year ended December 31, 2004	3
Notes to financial statements	4 – 9
Supplemental Schedule:
Schedule H, line 4i, Schedule of Assets Held at End of Year	S-1
All other schedules are omitted as not applicable or not required.
Signatures	S-19

Exhibit:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and
Administrator of the
Westinghouse Savings Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the "Plan") at December 31, 2003 and December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 17, 2005

WESTINGHOUSE SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	At December 31,
	2004	2003
Assets
Investments	$1,768,896	$1,902,517
Investment in master trust investment accounts	152,161	121,331
Receivables:
Interest and dividends	6,847	7,818
Due from broker for securities sold, net	820	—
Total assets	1,928,724	2,031,666
Liabilities
Investment manager fees payable	185	192
Other liabilities	856	—
Net assets available for benefits	$1,927,683	$2,031,474

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

Year Ended December 31, 2004
Additions to net assets attributed to:
Investment Income:
Interest	$81,291
Dividends	3,259
Income from master trust investment accounts	13,344
Total additions	97,894
Deductions from net assets attributed to:
Benefits paid to participants	(186,385)
Net depreciation in fair value of investments	(14,298)
Administrative expenses	(1,002)
Total deductions	(201,685)
Net decrease	(103,791)
Net assets available for benefits, beginning of year	2,031,474
Net assets available for benefits, end of year	$1,927,683

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 − PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was established by CBS Corporation ("CBS") (formerly doing business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("Viacom" or "the Company"). As a result of the merger, the Company became the sponsor of the Plan.

All participants of the Plan are retirees or terminated employees who are fully vested. No contributions can be made to the Plan and no new loans may be requested. All participant accounts are participant directed.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the "Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a retirement committee appointed by the Company's Board of Directors.

Mellon Bank, N.A. (the "Trustee") is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest transaction. In addition, certain Plan investments are shares of the Company and therefore qualify as a party-in-interest transaction.

Participant Accounts

Each participant's account is credited with the participant's share of the investment income and any realized or unrealized gains or losses of the Plan assets, net of certain plan expenses.

Plan participants have the option of investing their account balances among sixteen investment options. These investment options include master trust investment accounts ("Master Trust Investment Accounts" or "MTIAs"), commingled trust funds ("common collective trusts"), registered investment companies (mutual funds), Viacom Inc. Class B Common Stock and Blockbuster Inc. Class A and Class B Common Stock. Fourteen of these funds are available for new investments, while the two Blockbuster stock funds are closed.

Loans Outstanding

There are no loans outstanding as of December 31, 2004.

Distributions and Withdrawals

Participants in the Plan, or their beneficiaries, may receive their account balances either, in a lump sum, in installments over a period of up to 20 years, or through unlimited withdrawals at any time in the event of retirement. Participants must receive a required minimum distribution upon attainment of age 70½.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan's investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan or may be paid by the Company. The Plan paid fess in the amount of $940,000, to Mellon Bank, a party-in-interest, for trustee, record keeping and accounting services provided during the year.

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

Investment Valuation and Income Recognition

Viacom Inc. Class B Common Stock and Blockbuster Class A common stock and Class B common stock are reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices representing the net asset value of the units held by the Plan. The fair value of investments in commingled trust funds are determined by each fund's trustee based upon the fair value of the underlying securities. Guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Short-term money market obligations are carried at amortized cost which approximates fair value due to the short-term maturity of these investments.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") to invest the assets of the Plan as well as affiliated companies' plans. Pursuant to the Master Trust, the Trustee has created four Master Trust Investment Accounts. Prior to June 2004, the MTIAs consisted of the Putnam Large Cap Growth Fund ("Putnam Fund") the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund and The Boston Company Large Cap Value Fund. In June 2004, the Putnam Fund was replaced with the Wellington Growth Fund, a fund with investment objectives similar to the Putnam Fund. The Mellon Bank EB SMAM Aggregate Bond Index Fund and The Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Each of these MTIAs is maintained exclusively for the Master Trust. Each participating plan has an undivided interest in the MTIAs.

The fair value of a unit of participation in all MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan's proportionate interest. Income is distributed to participants based on their respective account balances.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 4 – INVESTMENTS

The following table presents the Plan's investments:

	At December 31,
	2004	2003
Common collective trusts	$82,391	$64,708
Common stock	99,334	132,881
Guaranteed investment contracts, at contract value	303,188	421,556
Registered investment companies	120,583	157,371
Synthetic guaranteed investment contracts, at contract value	1,163,400	1,126,001
Investments, at fair value	$1,768,896	$1,902,517

At December 31, 2004 and 2003, the fair value of the investments at contract value in the aggregate was approximately $1,534,212,869 and $1,700,597,153, respectively.

A synthetic guaranteed investment contract provides for guaranteed returns on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. Included in the contract value of the synthetic guaranteed investment contracts is $11,879,301 and $36,618,017 at December 31, 2004 and 2003, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is greater than (less than) the value of the underlying assets.

The following table presents the assets, by type, that support the Plan's synthetic guaranteed investment contracts:

At December 31,
2004
Cash	$56,574
Common collective trust	727,587
Fixed income	393,748
Futures	(2,542)
Swaps	(88)
$1,175,279

The average blended yield of all the investment contracts for the year ended December 31, 2004 was 5.15%. The weighted average crediting interest rates as of December 31, 2004 and 2003 was 5.21% and 5.54%, respectively.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

The following table presents the values of investments representing 5% or more of the Plan's net assets:

	At December 31,
	2004	2003
Investment contracts, at contract value:
Monumental Life Insurance MDA00303TR	$407,451	$386,650
Union Bank of Switzerland No. 3071	$335,293	$318,118
CDC Financial Products, Inc. No 1222-01	$262,574	$249,046
CDC Financial Products, Inc. BR-222-06	$110,011	$103,835
Viacom Inc. Class B Common Stock, at fair value	$99,254	$132,881

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) as follows:

Commingled trusts	$834
Registered investment companies	8,963
Viacom Inc. Class B Common Stock	(24,095)
Net depreciation	$(14,298)

NOTE 5 − INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated December 18, 2001 that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the amendments have not been significant in nature and the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and as such does not require a new determination letter at this time.

NOTE 6 − TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action is in accordance with applicable law.

In the event that the Plan is terminated, the Plan provides that the net assets of the Plan be distributed to participants based on their respective account balances.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 7 – INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan's interest in the total investments of the MTIAs were as follows:

	At December 31,
	2004	2003
Barclays Global Investors S&P 500 Index Fund	18.12%	19.95%
Mellon Bank EB SMAM Aggregate Bond Index Fund	5.97%	9.35%
Putnam Fund	—%	.26%
The Boston Company Large Cap Value Fund	4.76%	3.73%
Wellington Growth Fund	19.87%	—%

See Note 2 for a description of the MTIAs.

The following table presents the investments held by the MTIAs:

	At December 31,
	2004	2003
Barclays Global Investors S&P 500 Index Fund(a)	$588,773	$565,116
Mellon Bank EB SMAM Aggregate Bond Index Fund(a)	60,919	58,783
Putnam Fund, at fair value
Common stocks	—	138,793
Registered investment companies	—	3,686
Common collective trusts	—	448
The Boston Company Large Cap Value Fund(a)	86,303	73,380
Wellington Growth Fund, at fair value
Common stocks	188,276	—
Common collective trusts	2,300	—
Net investments held by the MTIAs	$926,571	$840,206

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2004
Dividends	$1,606
Interest income	49
Net appreciation of commingled trusts funds	69,547
Net appreciation of Wellington Growth Fund and the Putnam Fund	9,844
Investment manager fees	(1,154)
Net investment income	$79,892

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2004	2003

Net assets available for benefits per the financial statements	$1,927,683	$2,031,474
Amounts allocated to withdrawing participants	(3,889)	(1,852)
Net assets available for benefits per the Form 5500	$1,923,794	$2,029,622

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 2004 Plan year:

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$186,385
Add amounts allocated to withdrawing participants as of December 31, 2004	3,889
Less amounts allocated to withdrawing participants as of December 31, 2003	(1,852)
Benefits paid to participants per the Form 5500	$188,422

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004
(in thousands)

	Identity of issue, borrowing lessor or similar party	Current Value
	Registered Investment Companies:
	DFA U.S. Small Cap Fund	$17,704
	Fidelity Growth & Income Portfolio	66,592
	Fidelity Mid-Cap Stock Fund	7,465
	Vanguard LifeStrategy Income Fund	3,491
	Vanguard LifeStrategy Conservative Growth Fund	6,743
	Vanguard LifeStrategy Moderate Growth Fund	8,441
	Vanguard LifeStrategy Growth Fund	10,147

	Common/Collective Trust:
	Capital Guardian International fund (Non-US)	7,587
*	Mellon EB Temporary Investment Fund variable% 12/31/2099	74,804

	Common Stock:
*	Viacom Inc. Class B Common Stock	99,254
	Blockbuster Inc. Class A Common Stock	42
	Blockbuster Inc. Class B Common Stock	38

	Guaranteed Investment Contracts:
	Security Life of Denver Insurance Company SA-0276 5.82% 6/1/2006	30,453
	Prudential Insurance Company of America GA-10112-212 5.75% 11/1/2005	21,477
	Security Life of Denver Insurance Company FA-0926 5.65% 5/2/2005	36,252

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004
(in thousands)

Identity of issue, borrowing lessor or similar party	Current Value
Guaranteed Investment Contracts (continued):
Business Mens Assurance Company of America No. 1423 5.92% 3/1/2005	26,021
Canada Life Assurance Company P46100 5.64% 6/1/2005	25,613
Canada Life Assurance Company P46107 5.73% 8/1/2006	17,277
Security Benefit Life Insurance Company G-0111 5.7% 6/1/2005	18,158
Jackson National Life Insurance Company G-1378-2 5.29% 10/1/2005	16,595
Business Mens Assurance Company of America No. 1436 6.01% 7/3/2006	12,289
Security Life of Denver Insurance Company SA-0361 5.65% 9/01/2006	13,925
Hartford Life Insurance Company GA-10655A 5.21% 3/1/2007	28,335
Security Benefit Life Insurance Company G-0114 4.11% 6/1/2007	27,350
General Electric Corp. GS3835GECA 3.30% 12/20/2030	29,443

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004
(in thousands)

Identity of issue, borrowing lessor or similar party	Current Value	Wrapper Value

Synthetic Guaranteed Investment Contracts:

# Monumental Life Insurance Company MDA00303TR variable% 12/20/2030	407,451	18,556
# Union Bank of Switzerland No. 3071 variable% 12/20/2030	335,293	15,490
# Caisse des Depots et Consignations No. 1222-01 variable% 12/20/2030	262,574	12,090
# Caisse des Depots et Consignations BR-222-06 5.93% 5/15/2006	110,011	(23,840)
# Caisse des Depots et Consignations BR-222-07 5.49% 9/1/2005	48,071	(10,417)

Total investments	$1,768,896

*	Identified as a party-in-interest to the Plan.

#	Refer to Attachment A for listing of assets relating to this contract

Attachment A

Security Name	Security Description	Market Value
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 05	0
90DAY EURODOLLAR FUTURE (CME)	EXP JUN 05	0
90DAY EURODOLLAR FUTURE (CME)	EXP SEP 05	0
90DAY EURODOLLAR FUTURE (CME)	EXP DEC 05	0
AAMES MORTGAGE TR 99-1 CL AV	FLTG RT 07/15/2029 DD 08/05/99	102,749
ACE INA HLDG INC GTD SR NT	5.875% 06/15/2014 DD 06/09/04	332,972
ACE LTD SR NT	6.000% 04/01/2007 DD 03/22/02	730,184
ADVANTA HM EQ LN TR 1999-B	FLTG RT 01/25/2024	404,749
ADVANTA REVOLVING HOME EQ 99-A	FLTG RT 02/25/2025 DD 05/27/99	297,188
AEGON N V SR NT	4.750% 06/01/2013 DD 05/20/03	495,545
AIG SUNAMERICA SR NT 144A	5.100% 01/17/2007 DD 01/17/02	103,109
ALTRIA GROUP INC NT	5.625% 11/04/2008 DD 11/04/03	308,597
AMERICA MOVIL S A DE C V	4.125% 03/01/2009 DD 09/01/04	911,264
AMERICAN EXPRESS MTN #TR00001	VAR RT 11/21/2007 DD 11/22/04	1,024,518
AMERICAN GEN FIN CORP MTN	4.500% 11/15/2007 DD 11/26/02	1,017,665
AMERICAN HONDA FIN MTN 144A	4.500% 05/26/2009 DD 05/25/04	432,370
ANZ CAP TR I TR SECS 144A	4.484% 01/29/2049 DD 11/26/03	1,251,563
AOL TIME WARNER INC NT	6.875% 05/01/2012 DD 04/08/02	523,894
ARCHSTONE SMITH OPER TR NT	3.000% 06/15/2008 DD 06/17/03	217,159
ARCHSTONE SMITH TR SR NT	5.000% 08/15/2007 DD 08/15/02	205,562
ASIF GLOBAL FING XVIII SR 144A	3.850% 11/26/2007 DD 11/26/02	853,188
ASIF GLOBAL FING XXIII SR NT	3.900% 10/22/2008 DD 10/22/03	549,742
ASSET SEC COML MTG 97-D5 A-1B	6.660% 02/14/2043 DD 10/24/97	1,113,975
ASSET SECURITIZATION CORP COML MTG PASSTHRU 96-MD VI CL A-1C	RATE :7.04% MATURITY 11/13/29	4,759,119
ASSOC CORP NA BDS	6.250% 11/01/2008 DD 10/30/98	254,754
ASSURANT INC SR NT	5.625% 02/15/2014 DD 02/18/04	774,608
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	1,196,136
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	209,632
ATLANTIC RICHFIELD CO DEB	10.875% 07/15/2005 DD 07/15/85	597,822
AVALONBAY CMNTYS INC MTN	6.125% 11/01/2012 DD 11/05/02	323,276
BANC AMER COML MTG INC 04-5 A2	4.176% 11/10/2041 DD 11/01/04	1,232,042
BANCO DEL ISTMO SA PANAMAPROM	7.010% 10/01/2027 DD 1/07/97	6,540,000
BANK AMER CORP GLOBAL NT	5.250% 02/01/2007 DD 01/31/02	119,042
BANK AMER CORP NT	7.800% 02/15/2010 DD 02/14/00	232,592
BANK AMER CORP NT	5.375% 06/15/2014 DD 06/08/04	72,930
BANK AMER CORP SR NT	3.875% 01/15/2008 DD 11/26/02	794,442
BANK AMER MTG SECS 02 G CTF1A3	VAR RT 07/20/2032 DD 06/01/02	108,064
BANK NEW YORK INC SR SUB NT	VAR RT 09/04/2012 DD 09/04/02	1,004,060
BANK ONE N A MTN # TR 00324	3.700% 01/15/2008 DD 01/14/03	175,000
BANKAMERICA CORP SR NTS	5.875% 02/15/2009 DD 02/08/99	300,605
BARCLAYS US FDG DISC	03/15/2005	5,069,081
BARCLAYS US FDG DISC	04/18/2005	1,388,234
BAYVIEW FINL 1998-1 AI 144A	7.010% 05/25/2029 DD 05/01/98	415,385
BEAR STEARNS ARM 04-5 IIA	VAR RT 07/25/2034 DD 06/01/04	2,404,359
BEAR STEARNS ARM TR 02-11 IA2	VAR RT 01/25/2033 DD 12/01/02	194,435
BEAR STEARNS COML 04-PWR6	4.825% 11/11/2041 DD 12/01/04	1,198,080
BOSTON SCIENTIFIC CORP NT	5.450% 06/15/2014 DD 06/25/04	161,030
BRANDYWINE OPER LTN L P	4.500% 11/01/2009 DD 10/22/04	422,276

Security Name	Security Description	Market Value
BSDT-LATE MONEY DEPOSIT ACCT		2,227
BSDT-LATE MONEY DEPOSIT ACCT		2,997,925
BSDT-LATE MONEY DEPOSIT ACCT		2,630
CADBURY SCHWEPPES US FIN 144A	3.875% 10/01/2008 DD 09/29/03	239,174
CALENERGY CO INC SR NTS	7.520% 09/15/2008 DD 09/22/98	555,155
CANADIAN NATL RY CO NT	4.250% 08/01/2009 DD 07/09/04	383,025
CAPITAL AUTO REC ASSET TR 02 3	3.580% 10/16/2006 DD 08/08/02	1,467,636
CARRAMERICA RLTY OPER	5.125% 09/01/2011 DD 08/23/04	261,908
CBM FDC CORP MTG PASSTHRU 96-1B CL A-3 P&I	RATE: 7.08% MATURITY 11/01/07	1,103,258
CDC MTG CAP TR 02 HE 2 CL A	VAR RT 08/25/2032 DD 07/31/02	130,186
CENDANT CORP SR NT	6.250% 01/15/2008 DD 01/13/03	800,385
CHANCELLOR MEDIA CORP	8.000% 11/01/2008 DD 05/01/99	112,281
CHASE ISSUANCE TR 04-9 NT CLA	3.220% 06/15/2010 DD 11/09/04	1,608,750
CHASE MANHATTAN CORP SUB NTS	7.250% 06/01/2007 DD 05/21/97	703,723
CITIBANK CR CARD 04-A4 A4	3.200% 08/24/2009 DD 08/24/04	1,882,188
CITIBANK CR CARD ISSUANCE TR	VAR RT 09/17/2007 DD 09/20/02	2,250,248
CITIBANK CR CARD TR 04 A1 NT	2.550% 01/20/2009 DD 01/26/04	1,965,000
CITICORP MTG SECS 94-6 CL A-4	5.750% 03/25/2009 DD 03/01/94	268,268
CITICORP SUB NOTES	7.200% 06/15/2007 DD 06/06/97	1,083,280
CITIGROUP INC GLOBAL NT	3.625% 02/09/2009 DD 02/09/04	1,184,723
CITIGROUP INC GLOBAL SR NT	5.750% 05/10/2006 DD 05/10/01	1,208,201
CITIGROUP INC GLOBAL SR NT	3.500% 02/01/2008 DD 01/31/03	89,667
CITIGROUP INC GLOBAL SR NT	VAR RT 06/09/2009 DD 06/09/04	275,429
CITIGROUP INC NT	6.200% 03/15/2009 DD 03/31/99	597,779
CNA FINL CORP NT	5.850% 12/15/2014 DD 12/15/04	798,368
CNA FINL CORP NTS	6.600% 12/15/2008 DD 12/14/98	537,655
COMCAST CABLE COMMUNS INC NT	6.375% 01/30/2006 DD 01/16/01	490,656
COMM *PP* CMO/SER 2003-FL-CL-A-1 144A	RATE: 2.28% MATURITY 11/15/15	3,362,573
COMMERCIAL MTG 97-ML1 CL A-3	6.570% 12/15/2030 DD 12/01/97	532,315
COMMERCIAL MTG ASSET 99-C2 A-2	VAR RT 11/17/2032 DD 10/11/99	1,697,430
COMMERICAL MTG ASSET TR COML MTG PASSTHRU CTF 99-C1 CL A-2	RATE: 6.585% MATURITY 1/17/32	2,117,697
COMMIT TO PUR FHLMC GOLD SFM	5.500% 01/01/2035 DD 01/01/05	101,594
COMMIT TO PUR FHLMC GOLD SFM	5.500% 01/01/2020 DD 01/01/05	2,478,563
COMMIT TO PUR FNMA	4.500% 01/01/2020 DD 01/01/05	598,031
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2035 DD 01/01/05	12,404,298
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2035 DD 01/01/05	193,406
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2035 DD 01/01/05	4,465,547
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2020 DD 01/01/05	6,805,734
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2035 DD 01/01/05	6,098,203
COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2035 DD 01/01/05	6,395,469
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2035 DD 01/01/05	1,015,000
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2020 DD 01/01/05	1,366,750
COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2035 DD 01/01/05	612,563
COMMIT TO PUR GNMA SF MTG	6.500% 01/15/2035 DD 01/01/05	210,406
CONTINENTAL CABLEVISION SR NT	8.300% 05/15/2006 DD 05/13/95	292,144
COX COMMUNICATIONS INC 144A	4.625% 01/15/2010 DD 12/15/04	199,530
COX COMMUNICATIONS INC 144A	4.625% 01/15/2010 DD 12/15/04	349,178

Security Name	Security Description	Market Value
CPS AUTO REC TR 02 A CLA2 144A	4.814% 12/15/2008 DD 03/07/02	1,287,046
CREDIT SUISSE FB 02 CKN2 CL A3	6.133% 04/15/2037 DD 05/01/02	960,142
CREDIT SUISSE FB 02 P1 A 144A	VAR RT 003/25/2032 DD 03/01/02	1,412,983
CREDIT SUISSE FB 04-AR2 VIA4	VAR RT 03/25/2034 DD 02/25/04	634,092
CREDIT SUISSE FB INC NT	6.125% 11/15/2011 DD 11/06/01	1,417,611
CS FIRST BOSTON MTG SECS CORP	6.550% 01/17/2035 DD 12/11/97	2,030,606
CSX CORP DEBS	7.450% 05/01/2007 DD 05/06/97	189,683
CSX CORP NT	5.500% 08/01/2013 DD 08/05/03	183,012
CSX CORP NTS	6.250% 10/15/2008 DD 10/28/98	350,389
CVS CORP NT	4.000% 09/15/2009 DD 09/14/04	263,757
DAIMLER CHRYSLER NA HLDG CORP	7.400% 01/20/2005 DD 01/20/00	701,309
DAIMLER CHRYSLER NORTH AMER	4.750% 01/15/2008 DD 01/16/03	107,247
DAIMLERCHRYSLER N A HLDG SR NT	6.500% 11/15/2013 DD 11/06/03	27,029
DAIMLERCHRYSLER NA HLDG CORP	4.050% 06/04/2008 DD 06/10/03	39,851
DAIMLERCHRYSLER NA MTN TR00036	VAR RT 09/10/2007 DD 09/10/04	1,404,592
DAIMLERCHRYSLER NA MTN TR00036	VAR RT 09/10/2007 DD 09/10/04	125,410
DANSKE CORP SER A DISC	03/15/2005	4,571,904
DANSKE CORP SER A DISC	03/23/2005	496,882
DANSKE CORP SER A DISC	04/01/2005	1,388,640
DEN DANSKE BK NTS 144A	VAR RT /06/15/2010 DD 06/11/97	541,405
DEPFA ACS BK 144A	3.625% 10/29/2008 DD 10/29/03	1,246,963
DEUTSCHE TELEKOM INTL FIN BV	STEP 06/15/2010 DD 07/06/00	595,700
DEXIA DELAWARE DISC	03/14/2005	5,864,058
DISNEY WALT CO MTN # TR 00049	6.200% 06/20/2014 DD 06/20/02	55,352
DLJ COML MTG CORP 98-CF1 A1B	6.410% 02/18/2031 DD 03/01/98	1,986,610
DNB NOR BANK ASA DISC	01/27/2005	298,040
DOMINION RES INC DEL NT	5.700% 09/17/2012 DD 09/16/02	132,344
DOMINION RES INC DEL SR NT D	5.125% 12/15/2009 DD 12/16/02	25,867
DOMINION RES INC VA NEW SER G	3.660% 11/15/2006 DD 11/15/04	475,812
EB SMAM ASSET BACKED	COMMON COLLECTIVE TRUST	6,213,198
EB SMAM CMBS BOND INDEX FUND	COMMON COLLECTIVE TRUST	13,280,214
EB SMAM INT GOB/CR BOND INDEX	COMMON COLLECTIVE TRUST	212,327,614
EB SMAM MORTGAGE-BACKED SECS	COMMON COLLECTIVE TRUST	160,239,008
EB TEMPORARY INVESTMENT FUND	VAR RT 12/31/2099 DD 11/01/01	4,726,838
EB TEMPORARY INVESTMENT FUND	VAR RT 12/31/2099 DD 11/01/01	323,645
EB TEMPORARY INVESTMENT FUND	VAR RT 12/31/2099 DD 11/01/01	2,809,118
EB TEMPORARY INVESTMENT FUND	VAR RT 12/31/2099 DD 11/01/01	10
EKSPORTFINANS A S A MTN #00012	3.375% 01/15/2008 DD 11/23/04	1,089,127
EL PASO ENERGY MTN #TR 00004	7.800% 08/01/2031 DD 07/30/01	1,344,000
ENCANA CORP NT	4.750% 10/15/2013 DD 10/02/03	273,455
EOP OPER LTD PARTNERSHIP GTD	4.750% 03/15/2014 DD 03/26/04	62,877
EOP OPER LTD PARTNERSHIP GTD	4.650% 10/01/2010 DD 10/07/04	356,608
EQUITABLE LIFE ASSURANCE NT	6.950% 12/01/2005 DD 12/01/95	206,312
ERP OPER LTD PARTNERSHIP NT	5.200% 04/01/2013 DD 03/19/03	406,722
FAIRFAX CNTY VA REF & PUB IMPT	5.250% 04/01/2013 DD 04/14/04	2,386,230
FARMER MAC GTD P/T AS-1008 1	VAR RT 01/25/2012 DD 03/01/97	1,902,558
FEDERAL AGRIC MTG CORP	VAR RT 04/25/2011	489,737
FEDERAL HOME LN BK CONS BDS	7.635% 05/15/2007 DD 05/18/00	1,093,941
FEDERAL HOME LN BKS # TR 00643	2.875% 05/23/2006 DD 11/10/04	3,486,475
FEDERAL HOME LN BKS #TR 00392	2.500% 04/11/2006 DD 09/27/04	2,976,675

Security Name	Security Description	Market Value
FEDERAL HOME LN BKS CONS BD	4.080% 04/26/2010 DD 04/26/04	2,401,599
FEDERAL HOME LN BKS CONS BD	2.750% 05/15/2006 DD 05/19/04	1,989,180
FEDERAL HOME LN BKS CONS BD	3.000% 05/15/2006 DD 06/15/04	2,993,773
FEDERAL HOME LN MTG CORP MTN	3.875% 11/10/2008 DD 11/10/03	3,913,685
FEDERAL HOME LN MTG CORP MTN	3.875% 01/12/2009 DD 01/12/04	3,425,404
FEDERAL HOME LN MTG CORP MTN	4.125% 02/24/2011 DD 02/24/04	2,085,236
FEDERAL HOME LN MTG CORP MTN	5.000% 10/27/2014 DD 10/27/04	816,192
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD PREASSIGN 0712	RATE: 1.93688% MATURITY 10/25/32	463,354
FEDERAL HOME LN MTG DEBS	7.000% 03/15/2010 DD 03/24/00	4,108,436
FEDERAL NATIONAL MORGATE ASSIGNED GTD REMIC PASS THRU TR PREASSIGNED 00715	RATE: 2.35625% MATURITY 5/25/09	1,505,108
FEDERAL NATIONAL MORGATE ASSIGNED POOL # 380169	RATE: 6.23% MATURITY 4/1/08	8,473,846
FEDERAL NATIONAL MORGATE ASSIGNED POOL # 73710	RATE: 7.37% MATURITY 11/01/06	1,541,742
FEDERAL NATL MTG ASSN	6.000% 05/15/2011 DD 05/25/01	857,955
FEDERAL NATL MTG ASSN DEBS	6.625% 09/15/2009 DD 09/01/99	446,483
FEDERAL NATL MTG ASSN DEBS	7.250% 01/15/2010 DD 1/14/2000	7,122,018
FEDERAL NATL MTG ASSN DEBS	7.125% 06/15/2010 DD 06/09/00	2,988,000
FEDERAL NATL MTG ASSN DEBS	5.500% 03/15/2011 DD 03/26/01	2,144,183
FEDERAL NATL MTG ASSN DEBS	7.125% 06/15/2010 DD 06/09/00	942,369
FEDERAL NATL MTG ASSN DEBS	4.750% 02/21/2013 DD 02/18/03	956,566
FEDERAL NATL MTG ASSN DEBS	1.750% 06/16/2006 DD 06/16/03	1,029,127
FEDERAL NATL MTG ASSN MTN	2.710% 01/30/2007 DD 07/30/03	2,147,878
FEDERATED DEPT STORE INC DEL	6.300% 04/01/2009 DD 03/24/99	194,792
FHA GMAC PROJ #56 221-D4	7.430% 11/01/2022 DD 09/01/82	605,228
FHA INSD P/T MTG 98TH GMAC	6.919% 09/01/2019 DD 08/01/83	435,586
FHA INSD PROJ 16TH REILLY MTG	7.000% 04/10/2027 DD 07/01/98	242,028
FHA POOL #21 GMAC MTG IOWA	7.450% 05/01/2021 DD 08/01/81	1,164,623
FHA PROJ 221 CL D4 REILLY	7.430% 05/01/2022	149,309
FHA PROJ MTG POOL# 04 REILLY	7.430% 07/01/2022 DD 07/01/82	151,105
FHLMC POOL #1B-1580	4.023% 03/01/2034 DD 03/01/04	1,567,100
FHLMC POOL #84-5355	VAR RT 05/01/2023 DD 05/01/93	139,951
FHLMC POOL #A1-6199	7.000% 04/01/2031 DD 11/01/03	543,913
FHLMC POOL #A1-6728	5.500% 12/01/2033 DD 12/01/03	1,714,323
FHLMC POOL #A1-8208	6.000% 03/01/2024 DD 01/01/04	637,252
FHLMC POOL #A2-4936	6.500% 07/01/2034 DD 07/01/04	3,003,888
FHLMC POOL #A2-5226	6.500% 05/01/2033 DD 07/01/04	129,595
FHLMC POOL #A2-5365	6.500% 08/01/2034 DD 08/01/04	2,167,384
FHLMC POOL #A2-5810	6.500% 08/01/2034 DD 08/01/04	857,169
FHLMC POOL #B1-0184	5.500% 10/01/2018 DD 10/01/03	73,584
FHLMC POOL #B1-3209	4.000% 04/01/2019 DD 04/01/04	734,941
FHLMC POOL #B1-3801	4.500% 04/01/2019 DD 04/01/04	256,465
FHLMC POOL #B1-3870	4.500% 05/01/2019 DD 05/01/04	150,257
FHLMC POOL #B1-5067	4.500% 06/01/2019 DD 06/01/04	539,453
FHLMC POOL #C0-1175	7.000% 05/01/2031 DD 05/01/01	186,050

Security Name	Security Description	Market Value
FHLMC POOL #C0-1184	6.500% 06/01/2031 DD 06/01/01	4,749
FHLMC POOL #C0-1244	6.500% 10/01/2031 DD 10/01/01	4,075
FHLMC POOL #C0-1271	6.500% 12/01/2031 DD 12/01/01	22,799
FHLMC POOL #C0-1287	6.500% 01/01/2032 DD 01/01/02	903,313
FHLMC POOL #C0-1351	6.500% 05/01/2032 DD 05/01/02	906,830
FHLMC POOL #C0-1375	6.500% 07/01/2032 DD 07/01/02	1,824,103
FHLMC POOL #C0-1396	6.500% 09/01/2032 DD 09/01/02	2,532,761
FHLMC POOL #C0-1598	5.000% 08/01/2033 DD 08/01/03	297,552
FHLMC POOL #C0-1672	6.000% 10/01/2033 DD 10/01/03	189,702
FHLMC POOL #C4-6127	6.500% 09/01/2030 DD 12/01/00	6,512
FHLMC POOL #C5-1710	6.500% 05/01/2031 DD 05/01/01	21,456
FHLMC POOL #C5-7017	6.500% 08/01/2031 DD 08/01/01	418,195
FHLMC POOL #C6-6817	7.000% 05/01/2032 DD 04/01/02	474,484
FHLMC POOL #C6-7890	7.000% 06/01/2032 DD 06/01/02	25,434
FHLMC POOL #C6-8269	7.000% 06/01/2032 DD 06/01/02	674,207
FHLMC POOL #C6-9013	7.000% 07/01/2032 DD 07/01/02	674,269
FHLMC POOL #D9-4598	6.500% 04/01/2021 DD 04/01/01	122,714
FHLMC POOL #E0-1157	6.000% 06/01/2017 DD 06/01/02	173,012
FHLMC POOL #E0-1606	4.500% 04/01/2019 DD 04/01/04	852,621
FHLMC POOL #E7-6730	6.000% 05/01/2014 DD 05/01/99	145,466
FHLMC POOL #E7-7099	6.000% 05/01/2014 DD 05/01/99	44,173
FHLMC POOL #E9-0288	6.000% 06/01/2017 DD 06/01/02	157,505
FHLMC POOL #E9-8590	4.500% 09/01/2018 DD 08/01/03	37,411
FHLMC POOL #G0-1324	7.000% 10/01/2031 DD 10/01/01	91,629
FHLMC POOL #G0-1355	6.500% 02/01/2032 DD 01/01/02	7,136
FHLMC POOL #G0-1391	7.000% 04/01/2032 DD 03/01/02	389,035
FHLMC POOL #G0-1442	6.500% 08/01/2032 DD 07/01/02	882,282
FHLMC POOL #G0-1444	6.500% 08/01/2032 DD 07/01/02	902,781
FHLMC POOL #G0-1553	6.500% 04/01/2033 DD 04/01/03	894,839
FHLMC POOL #G0-1564	6.000% 04/01/2033 DD 05/01/03	161,946
FHLMC POOL #G0-1700	6.500% 02/01/2034 DD 05/01/04	2,616,873
FHLMC POOL #G0-1731	6.500% 12/01/2029 DD 10/01/04	1,279,597
FHLMC POOL #G1-0855	6.000% 12/01/2013 DD 11/01/98	70,204
FHLMC POOL #G1-1409	6.000% 05/01/2017 DD 06/01/03	169,808
FHLMC POOL #P6-0084	6.000% 03/01/2016 DD 01/01/03	1,019,105
FHLMC GROUP #C2-6963	6.500% 05/01/2029 DD 05/01/99	12,689
FHLMC GROUP #C3-5925	6.500% 01/01/2030 DD 01/01/00	166,372
FHLMC GROUP #C4-5817	7.500% 12/01/2030 DD 12/01/00	89,668
FHLMC GROUP #E0-0894	8.500% 06/01/2015 DD 06/01/00	146,389
FHLMC GROUP #E0-0912	8.500% 08/01/2015 DD 08/01/00	11,375
FHLMC GROUP #E0-0935	8.500% 10/01/2015 DD 10/01/00	229,252
FHLMC GROUP #E7-0797	5.500% 06/01/2013 DD 06/01/98	315,799
FHLMC GROUP #E7-8829	6.000% 10/01/2014 DD 10/01/99	85,577
FHLMC GROUP #E8-1255	8.500% 08/01/2015 DD 08/01/00	135,034
FHLMC GROUP #G1-0777	9.000% 06/01/2010 DD 01/01/98	59,599
FHLMC GROUP #G1-0817	6.000% 06/01/2013 DD 06/01/98	37,844
FHLMC MULTICLASS CTF 2106 ZB	6.250% 12/15/2028	3,018,680
FHLMC MULTICLASS CTFS 2395 FT	VAR RT 12/15/2031 DD 12/15/01	268,343
FHLMC MULTICLASS CTFS 2425 JG	6.000% 09/15/2015 DD 03/01/02	1,533,911

Security Name	Security Description	Market Value
FHLMC MULTICLASS CTFS 2458 OD	6.000% 04/15/2016 DD 06/01/02	1,629,760
FHLMC MULTICLASS CTFS 2763 ZB	4.500% 03/15/2019 DD 03/01/04	267,861
FHLMC MULTICLASS MTG 1662 N	6.250% 01/15/2009 DD 01/01/94	184,959
FIRST DATA CORP NT	3.900% 10/01/2009 DD 09/16/04	398,500
FIRST REP MTG LN TR 02 FRB1 A	VAR RT 08/15/2032 DD 09/05/02	1,529,723
FIRSTAR BK MTN #SB 00001	7.800% 07/05/2010 DD 06/19/00	409,124
FLEET FIN GROUP INC NEW	6.375% 05/15/2008 DD 05/26/98	1,079,530
FLORIDA PWR & LT 1ST MTG	6.000% 06/01/2008 DD 06/01/98	1,067,030
FNMA POOL #0145618	7.000% 01/01/2007 DD 01/01/92	2,898
FNMA POOL #0252382	6.000% 04/01/2014 DD 03/01/99	565,446
FNMA POOL #0252519	5.500% 05/01/2009 DD 04/01/99	888,724
FNMA POOL #0253683	7.500% 01/01/2031 DD 01/01/01	383,289
FNMA POOL #0254260	6.000% 04/01/2017 DD 03/01/02	460,618
FNMA POOL #0254308	6.500% 05/01/2017 DD 04/01/02	96,257
FNMA POOL #0254546	5.500% 12/01/2017 DD 11/01/02	314,271
FNMA POOL #0254621	6.500% 01/01/2033 DD 12/01/02	1,215,004
FNMA POOL #0254753	4.000% 05/01/2010 DD 04/01/03	718,513
FNMA POOL #0254761	5.500% 06/01/2018 DD 05/01/03	121,625
FNMA POOL #0254918	4.500% 09/01/2033 DD 08/01/03	896,461
FNMA POOL #0255227	4.500% 05/01/2019 DD 04/01/04	279,476
FNMA POOL #0289515	VAR RT 04/01/2034 DD 07/01/94	1,720,668
FNMA POOL #0290788	7.000% 08/01/2009 DD 08/01/94	3,651
FNMA POOL #0303777	7.000% 03/01/2011 DD 02/01/96	66,181
FNMA POOL #0303906	7.000% 05/01/2011 DD 04/01/96	84,501
FNMA POOL #0303945	7.000% 12/01/2010 DD 05/01/96	66,147
FNMA POOL #0313467	5.500% 11/01/2011 DD 03/01/97	1,250,225
FNMA POOL #0316864	7.000% 07/01/2025 DD 07/01/95	7,531
FNMA POOL #0319678	7.000% 08/01/2010 DD 08/01/95	4,318
FNMA POOL #0323331	6.500% 11/01/2008 DD 10/01/98	508,465
FNMA POOL #0323366	6.000% 11/01/2008 DD 10/01/98	371,916
FNMA POOL #0325793	7.000% 09/01/2010 DD 10/01/95	105,344
FNMA POOL #0340901	6.000% 03/01/2014 DD 03/01/96	1,099,353
FNMA POOL #0357414	4.000% 07/01/2018 DD 07/01/03	1,281,094
FNMA POOL #0368788	5.500% 03/01/2009 DD 12/01/96	49,929
FNMA POOL #0420218	7.000% 03/01/2013 DD 03/01/98	149,581
FNMA POOL #0482668	6.500% 01/01/2029 DD 02/01/99	104,687
FNMA POOL #0484461	6.000% 03/01/2014 DD 03/01/99	12,890
FNMA POOL #0516232	8.500% 08/01/2009 DD 09/01/99	136,849
FNMA POOL #0518113	7.000% 10/01/2029 DD 10/01/99	119,995
FNMA POOL #0535327	5.500% 06/01/2011 DD 05/01/00	1,016,692
FNMA POOL #0545378	5.572% 12/01/2011 DD 12/01/01	1,073,128
FNMA POOL #0545762	6.500% 07/01/2032 DD 06/01/02	794,606
FNMA POOL #0545782	7.000% 07/01/2032 DD 06/01/02	19,319
FNMA POOL #0555114	5.500% 12/01/2017 DD 11/01/02	317,115
FNMA POOL #0555436	6.000% 05/01/2033 DD 04/01/03	756,864
FNMA POOL #0555489	5.500% 05/01/2018 DD 04/01/03	1,967,810
FNMA POOL #0555531	5.500% 06/01/2033 DD 05/01/03	3,841,328
FNMA POOL #0555880	5.500% 11/01/2033 DD 10/01/03	788,047

Security Name	Security Description	Market Value
FNMA POOL #0564863	6.000% 07/01/2016 DD 06/01/01	19,916
FNMA POOL #0569270	7.000% 01/01/2016 DD 01/01/01	184,962
FNMA POOL #0575384	6.500% 04/01/2016 DD 03/01/01	111,810
FNMA POOL #0575848	6.000% 04/01/2016 DD 04/01/01	3,597
FNMA POOL #0586647	6.500% 06/01/2016 DD 06/01/01	39,771
FNMA POOL #0589118	6.000% 10/01/2016 DD 11/01/01	3,907
FNMA POOL #0602949	6.000% 09/01/2016 DD 08/01/01	274,065
FNMA POOL #0611001	5.500% 11/01/2016 DD 11/01/01	70,795
FNMA POOL #0623564	5.500% 01/01/2017 DD 01/01/02	24,315
FNMA POOL #0626014	5.500% 02/01/2017 DD 01/01/02	150,215
FNMA POOL #0626589	6.500% 03/01/2017 DD 03/01/02	221,486
FNMA POOL #0642713	6.500% 05/01/2017 DD 05/01/02	15,980
FNMA POOL #0643340	6.500% 03/01/2017 DD 06/01/02	206,623
FNMA POOL #0643354	6.000% 04/01/2017 DD 07/01/02	174,508
FNMA POOL #0643858	6.500% 05/01/2032 DD 05/01/02	23,287
FNMA POOL #0644886	6.500% 06/01/2017 DD 06/01/02	297,745
FNMA POOL #0654510	6.000% 09/01/2017 DD 09/01/02	331,631
FNMA POOL #0654650	5.500% 01/01/2018 DD 01/01/03	517,844
FNMA POOL #0657374	6.500% 10/01/2017 DD 10/01/02	11,504
FNMA POOL #0658906	VAR RT 01/01/2033 DD 01/01/03	919,307
FNMA POOL #0664863	5.500% 10/01/2017 DD 10/01/02	914,715
FNMA POOL #0676669	6.500% 12/01/2032 DD 12/01/02	581,952
FNMA POOL #0677731	5.500% 02/01/2018 DD 01/01/03	318,615
FNMA POOL #0686044	VAR RT 07/01/2033 DD 07/01/03	1,599,690
FNMA POOL #0686591	5.500% 02/01/2018 DD 02/01/03	128,830
FNMA POOL #0688754	5.500% 04/01/2018 DD 04/01/03	60,903
FNMA POOL #0693202	5.000% 05/01/2018 DD 05/01/03	330,013
FNMA POOL #0694580	5.500% 04/01/2018 DD 03/01/03	1,412,935
FNMA POOL #0696266	6.000% 04/01/2033 DD 04/01/03	18,156
FNMA POOL #0697050	5.000% 05/01/2018 DD 05/01/03	174,590
FNMA POOL #0720286	5.500% 03/01/2033 DD 05/01/03	233,604
FNMA POOL #0725205	5.000% 03/01/2034 DD 02/01/04	3,617,248
FNMA POOL #0725232	5.000% 03/01/2034 DD 02/01/04	5,481,655
FNMA POOL #0725747	6.000% 08/01/2019 DD 07/01/04	640,910
FNMA POOL #0725922	6.500% 12/01/2029 DD 10/01/04	785,846
FNMA POOL #0725932	6.500% 12/01/2031 DD 10/01/04	2,020,639
FNMA POOL #0727088	4.500% 08/01/2033 DD 08/01/03	890,197
FNMA POOL #0727453	5.000% 08/01/2018 DD 08/01/03	657,550
FNMA POOL #0730338	5.000% 09/01/2018 DD 09/01/03	858,436
FNMA POOL #0731380	4.500% 08/01/2033 DD 08/01/03	877,717
FNMA POOL #0734735	4.000% 10/01/2018 DD 10/01/03	88,369
FNMA POOL #0739410	5.500% 10/01/2018 DD 09/01/03	710,118
FNMA POOL #0739611	5.500% 09/01/2033 DD 09/01/03	207,894
FNMA POOL #0740482	5.500% 10/01/2018 DD 10/01/03	141,333
FNMA POOL #0743732	5.500% 11/01/2018 DD 10/01/03	132,699
FNMA POOL #0747775	4.500% 10/01/2018 DD 10/01/03	921,399
FNMA POOL #0754221	5.500% 12/01/2018 DD 12/01/03	61,066
FNMA POOL #0758905	4.385% 12/01/2033 DD 12/01/03	1,860,681
FNMA POOL #0759243	5.500% 01/01/2019 DD 12/01/03	516,679

Security Name	Security Description	Market Value
FNMA POOL #0761343	4.500% 04/01/2019 DD 04/01/04	950,734
FNMA POOL #0761461	5.500% 03/01/2019 DD 05/01/04	649,540
FNMA POOL #0765748	5.500% 11/01/2018 DD 02/01/04	404,774
FNMA POOL #0766312	5.500% 03/01/2019 DD 02/01/04	154,125
FNMA POOL #0769219	5.500% 11/01/2018 DD 01/01/04	60,823
FNMA POOL #0777481	5.500% 06/01/2034 DD 06/01/04	298,248
FNMA POOL #0779143	5.500% 06/01/2019 DD 05/01/04	60,079
FNMA POOL #0786393	5.500% 07/01/2034 DD 07/01/04	569,604
FNMA POOL #0786486	5.500% 07/01/2019 DD 07/01/04	290,003
FNMA POOL #0786595	5.500% 07/01/2019 DD 07/01/04	929,331
FNMA POOL #0786919	6.000% 08/01/2019 DD 07/01/04	675,465
FNMA POOL #0788025	5.500% 09/01/2019 DD 08/01/04	576,674
FNMA POOL #0790645	5.500% 09/01/2019 DD 08/01/04	832,838
FNMA POOL #0791589	VAR RT 10/01/2034 DD 09/01/04	2,240,593
FNMA POOL #0795158	VAR RT 11/01/2034 DD 10/01/04	2,099,415
FNMA GTD REMIC P/T	10.000% 09/25/2016 DD 08/01/01	241,629
FNMA GTD REMIC P/T 2002-34 FE	VAR RT 05/18/2032 DD 04/18/02	109,820
FNMA GTD REMIC P/T 2002-T6 A1	3.310% 03/25/2032 DD 03/01/02	417,065
FNMA GTD REMIC P/T 93-MI CL A	VAR RT 04/25/2020 DD 09/01/93	6,985
FNMA GTD REMIC P/T 94-75 J	7.000% 10/25/2023 DD 04/01/94	2,852,354
FNMA GTD REMIC P/T CTF 88-12A	VAR RT 02/25/2018	414,859
FNMA GTD REMIC P/T CTF 99W4 A9	6.250% 02/25/2029	5,178,700
FNMA GTD REMIC P/T CTF91-24Z	5.000% 03/25/2021	466,009
FNMA GTD REMIC P/T CTF93-19N	5.000% 02/25/2023	346,438
FNMA GTD REMIC P/T CTFG93-31PM	6.500% 10/25/2022	588,788
FORD MTR CO DEL DEB	6.625% 10/01/2028 DD 09/30/98	279,843
FORD MTR CO DEL DEB	6.375% 02/01/2029 DD 02/09/99	135,000
FORD MTR CR CO GBL LANDMARK	7.875% 06/15/2010 DD 06/14/00	1,652,565
FORT WASM CBO 1/FT WASH CBO	CORP I	12,800,279
GENERAL ELEC CAP DISC	02/23/2005	1,192,932
GENERAL ELEC CAP DISC	02/04/2005	2,582,320
GENERAL ELEC CAP MTN #TR 00576	4.250% 01/15/2008 DD 12/06/02	1,498,276
GENERAL ELEC CAP MTN #TR00605	3.500% 08/15/2007 DD 08/19/03	873,215
GENERAL ELEC CAP MTN #TR00649	VAR RT 07/28/2008 DD 07/28/04	675,628
GENERAL ELEC CAP MTN #TR00660	3.600% 10/15/2008 DD 10/18/04	331,335
GENERAL ELEC CAPCORP MTN	4.375% 11/21/2011 DD 11/19/04	89,465
GENERAL MLS INC NT	5.125% 02/15/2007 DD 02/21/02	462,020
GENERAL MTRS ACCEP CORP GBL NT	6.750% 12/01/2014 DD 11/24/04	826,155
GENERAL MTRS ACCEP CORP GBL NT	6.750% 12/01/2014 DD 11/24/04	225,315
GENERAL MTRS ACCEP CORP SR NT	5.625% 05/15/2009 DD 05/25/04	540,000
GENERAL MTRS ACCEP MTN TR00631	VAR RT 10/20/2005 DD 10/20/03	3,111,625
GMAC COML MTG SECS 99-C2 CL A2	6.945% 09/15/2033	553,105
GMAC MTG CORP IOWA 45TH FHA	7.430% 01/01/2023 DD 06/01/82	163,809
GNMA POOL #0424340	6.500% 05/15/2026 DD 05/01/96	105,878
GNMA POOL #0446120	7.000% 02/15/2028 DD 02/01/98	27,262
GNMA POOL #0498396	6.000% 02/15/2029 DD 02/01/99	135,640
GNMA POOL #0513834	6.500% 08/15/2029 DD 08/01/99	78,640
GNMA POOL #0520046	7.000% 06/15/2031 DD 06/01/01	49,621
GNMA POOL #0523128	7.000% 04/15/2031 DD 04/01/01	38,735

Security Name	Security Description	Market Value
GNMA POOL #0538840	7.000% 04/15/2031 DD 04/01/01	6,735
GNMA POOL #0558907	6.000% 10/15/2032 DD 10/01/02	41,340
GNMA POOL #0569149	6.000% 03/15/2032 DD 03/01/02	198,759
GNMA POOL #0571201	7.000% 09/15/2031 DD 09/01/01	11,442
GNMA POOL #0580131	6.000% 10/15/2032 DD 10/01/02	268,950
GNMA POOL #0585255	7.000% 07/15/2032 DD 07/01/02	76,226
GNMA POOL #0594693	6.000% 10/15/2032 DD 10/01/02	357,901
GNMA POOL #0595443	6.500% 11/15/2032 DD 11/01/02	105,153
GNMA POOL #0596645	6.000% 10/15/2032 DD 10/01/02	144,334
GNMA POOL #0600206	5.500% 08/15/2033 DD 08/01/03	137,814
GNMA POOL #0604471	5.500% 07/15/2033 DD 07/01/03	691,209
GNMA POOL #0604668	6.000% 10/15/2033 DD 10/01/03	86,386
GNMA POOL #0604791	5.500% 11/15/2033 DD 11/01/03	3,192,920
GNMA POOL #0610369	5.500% 07/15/2033 DD 07/01/03	307,323
GNMA POOL #0620925	4.500% 08/15/2033 DD 08/01/03	72,502
GNMA POOL #0780680	6.500% 11/15/2027 DD 11/01/97	236,084
GNMA POOL #0781124	7.000% 12/15/2029 DD 12/01/99	149,353
GNMA POOL #0781155	6.500% 07/15/2009 DD 04/01/00	600,897
GNMA POOL #0781328	7.000% 09/15/2031 DD 09/01/01	203,192
GNMA POOL #0781690	6.000% 12/15/2033 DD 12/01/03	949,832
GNMA GTD REMIC 02-45 QD	6.500% 06/20/2031 DD 06/01/02	1,262,840
GNMA GTD REMIC P/T 20020-31 FW	VAR RT 06/16/2031 DD 05/16/02	296,568
GNMA GTD REMIC P/T 2002-21 FV	FLTG RT 03/16/2032 DD 03/16/02	493,877
GNMA II POOL #0001524	9.000% 12/20/2020 DD 12/01/90	8,353
GNMA II POOL #0003056	8.000% 03/20/2031 DD 03/01/01	82,105
GNMA II POOL #0003123	VAR RT 08/20/2031 DD 08/01/01	90,198
GNMA II POOL #0003136	VAR RT 09/20/2031 DD 09/01/01	101,867
GNMA II POOL #0008324	VAR RT 11/20/2023 DD 11/01/93	46,576
GNMA II POOL #0008814	VAR RT 02/20/2026 DD 02/01/96	21,307
GNMA II POOL #0008847	VAR RT 04/20/2026 DD 04/01/96	84,368
GOLDEN ST TOB SECURITIZATION	5.000% 06/01/2021 DD 01/29/03	831,963
GOLDEN WEST FINL CORP DEL SR	5.500% 08/08/2006 DD 08/08/01	657,619
GOLDMAN SACHS GROUP INC NT	6.875% 01/15/2011 DD 01/16/01	535,857
GOLDMAN SACHS GRP MTN #TR00207	VAR RT 07/23/2009 DD 07/23/04	1,103,608
GOVERNOR & CO BK SCOTLAND 144A	VAR RT E11/29/2049 DD 11/17/97	1,081,400
GOV'T NAT'L MTGE ASSN II POOL # 8247	RATE: 3.75% MATURITY 7/20/23	408,542
GOV'T NAT'L MTGE ASSN II POOL # 8289	RATE: 3.75% MATURITY 9/20/23	311,660
GREENPOINT FINL CORP SR NT	3.200% 06/06/2008 DD 06/06/03	488,670
GREYSTONE SVCG FHA #2063 PROJ	7.440% 12/31/2039 DD 12/28/87	11,535
GS MTG SECS CORP 03-13 1A1	VAR RT 10/25/2033 DD 11/01/03	1,859,540
GS MTG SECS CORP II COML MTG PASSTHUR CTF 01-1285 CL A2	RATE: 6.526% MATURITY 8/15/18	17,090,238
HANCOCK JOHN II MTN 00001 144A	7.900% 07/02/2010 DD 06/30/00	351,279
HARRAHS OPER INC GTD SR NT	5.500% 07/01/2010 DD 06/25/04	569,333
HARTFORD FINL SVCS GROUP INC	2.375% 06/01/2006 DD 05/23/03	345,029
HARTFORD LIFE NTS	7.100% 06/15/2007 DD 06/15/97	537,105
HBOS PLC MTN SR #00007 144A	3.750% 09/30/2008 DD 09/18/03	304,475
HBOS TREASURY PLC DISC	02/01/2005	5,562,667
HBOS TREASURY PLC DISC	02/03/2005	99,364

Security Name	Security Description	Market Value
HOUSEHOLD FIN CORP	4.125% 11/16/2009 DD 11/23/04	944,946
HOUSEHOLD FIN CORP	4.125% 12/15/2008 DD 12/10/03	301,218
HOUSEHOLD FIN CORP GLOBAL NT	4.625% 01/15/2008 DD 01/14/03	122,868
HOUSEHOLD FIN CORP NT	7.200% 07/15/2006 DD 07/15/99	369,576
HOUSEHOLD FIN CORP NT	6.375% 10/15/2011 DD 10/23/01	392,051
HOUSEHOLD FIN CORP NT	5.750% 01/30/2007 DD 01/30/02	93,951
HOUSEHOLD FIN CORP NT	7.000% 05/15/2012 DD 05/22/02	57,102
HOUSEHOLD FIN CORP NT	6.375% 11/27/2012 DD 11/27/02	275,840
HSBC BK USA MTN #SR00012	VAR RT 09/21/2007 DD 09/21/04	900,414
HSBC BK USA MTN #SR00012	VAR RT 09/21/2007 DD 09/21/04	875,403
HSBC CAP FDG DLR 2 LP 144A	VAR RT 12/29/2049 DD 06/27/03	675,500
HUNTINGTON NATL MTN # TR 00129	2.750% 10/16/2006 DD 10/10/03	246,913
IFC SBA LN BACKED 97-1 A 144A	VAR RT 01/15/2024 DD 11/25/97	534,092
IMC HOME EQ LN TR 97-2 CL A-7	7.230% 05/20/2027 DD 03/01/97	271,263
IMPAC CMB TR V/R 2003-4 COLL ASSET BKD BD CL A	RATE: 2.5% MATURITY 10/25/33	9,626,459
IMPAC CMB TR V/R 2003-7 COLL ASSET BKD BD CL A	RATE: 2.7375%% MATURITY 8/25/33	2,541,826
ING (US) FUNDING DISC	03/17/2005	5,865,210
ISTAR FINL INC SR NT	4.875% 01/15/2009 DD 01/23/04	279,125
JONES INTERCABLE INC SR NTS	7.625% 04/15/2008 DD 04/06/98	746,820
JP MORGAN CHASE & CO GBL SR NT	VAR RT 10/02/2009 DD 09/29/04	55,069
JP MORGAN CHASE & CO GLOBAL SR	5.250% 05/30/2007 DD 05/30/02	857,612
KERN RIV FDG CORP SR NT 144A	4.893% 04/30/2018 DD 05/01/03	283,445
KOREA DEV BANK NT	VAR RT 10/20/2009 DD 10/20/04	748,943
LB UBS COML MTG 03-C7 A-3	VAR RT 10/15/2033 DD 09/11/03	1,019,120
LB UBS COML MTG 03-C7 CL A-2	4.064% 09/15/2027 DD 09/11/03	600,048
LEHMAN BROS HLDGS INC NT	8.250% 06/15/2007 DD 06/15/00	554,685
LEHMAN BROS HLDGS INC NT	7.000% 02/01/2008 DD 01/29/01	98,339
LEHMAN BROS. FLOATING RATE COML MTG TR SER 2003-LLF C2 PASSTHRU CTF A-1 VAR RATE	RATE: 2.39% MATURITY12/16/14	8,218,913
LEHMAN BROTHERS HOLDING NTS	6.625% 02/05/2006 DD 02/05/99	155,390
LORAL CORP DEB	7.000% 09/15/2023 DD 09/16/93	307,546
MAFI II REMIC TR 99-D 1A 144A	VAR RT 04/25/2029 DD 11/30/99	19,663
MARSH & MCLENNAN COS INC SR NT	VAR RT 07/13/2007 DD 07/14/04	180,751
MASSACHUSETTS RRB BEC-A CL A-4	6.910% 09/15/2009 DD 07/29/99	1,667,531
MASSMUTUAL GLOBAL FDG II 144A	2.550% 07/15/2008 DD 06/17/03	335,888
MASTR ADJ RATE MTGS 02 3 B2	VAR RT 10/25/2032 DD 08/01/02	623,539
MBNA CR CARD MASTER TR 04-4 A	2.700% 09/15/2009 DD 04/15/04	1,695,082
MBNA MASTER CR CARD 00-E CL A	7.800% 10/15/2012 DD 06/01/00	1,354,505
MERCK & CO INC GLOBAL NT	5.250% 07/01/2006 DD 07/02/01	174,250
MERCK & CO INC SR NT	4.375% 02/15/2013 DD 02/18/03	292,779
MERCK & CO INT NT	2.500% 03/30/2007 DD 02/11/04	258,706
MERRILL LYNCH MTG 95-C2 CL A	VAR RT 06/15/2021 DD 10/12/95	27,992
MERRILL LYNCH MTG INVS INC MTG PASSTHRU CTF 1996-C1 CL A-3	RATE: 7.42% MATURITY 3/25/26	2,583,373
MERRILL LYNCH MTG INVS INC SER 2003-A CL-2A1	RATE: 2.8075% MATURITY 2/25/28	6,942,210
MERRILL LYNCH MTG SER C3 CL A3	5.880% 12/15/2030 DD 12/01/98	1,057,526

Security Name	Security Description	Market Value
METRIS MASTER TR V/R 2002 3 ASSET BKD SEC9 CL A	RATE: 2.71% MATURITY 5/20/09	10,796,483
METROPOLITAN LIFE MTN #TR00011	4.250% 07/30/2009 DD 07/26/04	186,214
METROPOLITAN MTG FDG 00 B 144A	VAR RT 12/25/2029 DD 09/28/00	514,909
MEXICO UNITED MEXICAN STS BD	8.125% 12/30/2019 DD 03/30/01	211,217
MFN AUTO REC TR 02 A A2 144A	4.918% 03/15/2008 DD 03/08/02	1,104,165
MID ST TR IV ASST BKD NT	8.330% 04/01/2030	1,677,314
MIZUHO FINL GRP CAYMAN 144A	5.790% 04/15/2014 DD 03/08/04	525,230
MONEY STORE AUTO TR 99-1 A	VAR RT 07/15/2025 DD 03/01/99	826,690
MONEY STORE SER 97-2 CL A	VAR RT 02/15/2029 DD 12/15/97	997,294
MONUMENTAL GLOBAL FDG 144A	5.200% 01/30/2007 DD 01/30/02	516,950
MONUMENTAL GLOBAL FDG 144A	4.375% 07/30/2009 DD 07/22/04	251,053
MORGAN J P & CO INC SUB NT	6.250% 02/15/2011 DD 02/15/96	385,000
MORGAN JP COML MTG FIN CORP *PP* MTG PASSTHRU CTG 1999-PLS1 CL	RATE: 0.00% MATURITY 2/15/32	6,861,104
MORGAN STANLEY CAP I INC SER V1998-HF2 CL A1	RATE: 6.01% MATURITY 11/15/30	315,799
MORGAN STANLEY DW 03-TOP11 A-2	4.340% 06/13/2041 DD 08/01/03	454,522
MORGAN STANLEY GLOBAL NT	5.300% 03/01/2013 DD 02/26/03	205,936
NATIONAL AUSTRALIA BK SER A	8.600% 05/19/2010 DD 05/19/00	593,825
NATIONAL CITY BK MTN # TR00209	VAR RT 06/29/2009 DD 06/28/04	724,543
NATIONSLINK FDG CORP 99-SL A6	6.608% 05/10/2007 DD 05/01/99	1,472,674
NATIONSLINK FUNDING CORP SERIES 1999-SL CL A6	RATE: 6.608% MATURITY 4/10/07	12,177,724
NATIONWIDE BLDG MTN #SR00014	3.500% 07/31/2007 DD 07/23/04	472,844
NEW SOUTH HOME EQUITY TR 1999-1 ASSET BKD CTF CL A-6	RATE: 6.73% MATURITY 5/25/30	2,776,445
NEW YORK LIFE GBL MTN #TR00002	3.875% 01/15/2009 DD 01/12/04	437,593
NEW YORK N Y CITY TRANSITIONAL	5.000% 02/01/2033 DD 02/05/04	2,045,360
NEWS AMER INC BD 144A	5.300% 12/15/2014 DD 12/03/04	607,122
NISOURCE FIN CORP	VAR RT 11/23/2009 DD 11/23/04	773,907
NISOURCE FIN CORP	VAR RT 11/23/2009 DD 11/23/04	549,225
NORDEA NORTH AMER DISC	04/04/2005	396,951
NORTHRUP GRUMMAN CORP DEB	4.079% 11/16/2006 DD 08/16/04	328,299
ONTARIO HYDRO	6.100% 01/30/2008 DD 01/30/98	203,731
PACIFIC GAS & ELEC CO	VAR RT 04/03/2006 DD 03/23/04	687,536
PECO ENERGY 99-A CL A-6	6.050% 03/01/2009 DD 03/25/99	1,973,872
PHH CORP NT	7.125% 03/01/2013 DD 02/19/03	196,323
PHILIP MORRIS COS INC	6.375% 02/01/2006 DD 02/01/96	205,000
PIMCO SWAP #21041 INT RT SWAP	6.0% MATURITY 12-16-19	0
PIMCO SWAP #21041 INT RT SWAP	6.0% MATURITY 12-16-19	723
PIMCO SWAP #21058 INT RT SWAP	5.0% MATURITY 12-16-14	0
PIMCO SWAP #21058 INT RT SWAP	5.0% MATURITY 12-16-14	85,075
PIMCO SWAP #23179 IRS USD R	4.000% 06/15/2010 DD 06/15/05	-95,528
PIMCO SWAP #23179 IRS USD R	4.000% 06/15/2010 DD 06/15/05	0
PIMCO SWAP #23344 INT RT SWAP	4.000% 06/15/2010 DD 06/15/05	-101,499
PIMCO SWAP #23344 INT RT SWAP	4.000% 06/15/2010 DD 06/15/05	0
PIMCO SWAP #23567 INT RT SWAP	4.0% MATURITY 6-15-07	0
PIMCO SWAP #23567 INT RT SWAP	4.0% MATURITY 6-15-07	55,414
PIMCO SWAP #23625 INT RT SWAP	5.0% MATURITY 6-15-05	0

Security Name	Security Description	Market Value
PIMCO SWAP #23625 INT RT SWAP	5.0% MATURITY 6-15-05	136,867
PIMCO SWAP #23708 INT RT SWAP	4.0% MATURITY 6-15-07	0
PIMCO SWAP #23708 INT RT SWAP	4.0% MATURITY 6-15-07	31,138
PIMCO SWAP #23740 INT RATE	6.000% 06/15/2025 DD 06/15/05	-2,262,664
PIMCO SWAP #23740 INT RATE	6.000% 06/15/2025 DD 06/15/05	0
PIMCO SWAP #39530 INT RT SWAP	6.0% MATURITY 12/15/2024	-731,892
PIMCO SWAP #39530 INT RT SWAP	6.0% MATURITY 12/15/2024	0
PIMCO SWAP #39944 INT RATE	4.000% 12/15/2007 DD 12/15/04	0
PIMCO SWAP #39944 INT RATE	4.000% 12/15/2007 DD 12/15/04	138,865
PIMCO SWAP #43250 INT RT SWAP	5.0% MATURITY 12/16/14	0
PIMCO SWAP #43250 INT RT SWAP	5.0% MATURITY 12/16/14	212,688
PIMCO SWAP #43268 INT RT SWAP	6.000% 12/16/2019 DD 12/16/04	0
PIMCO SWAP #43268 INT RT SWAP	6.000% 12/16/2019 DD 12/16/04	1,803
PIMCO SWAP CO 8208 DEERE CRED	24.000% 12/20/2008 DD 10/22/03	-602
PIMCO SWAP CO 8208 DEERE CRED	24.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 8216 RADIOSHACK	37.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 8216 RADIOSHACK	37.000% 12/20/2008 DD 10/22/03	-1,126
PIMCO SWAP CO 8224 CATERPILLAR	19.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 8224 CATERPILLAR	19.000% 12/20/2008 DD 10/22/03	-229
PIMCO SWAP CO 9081 EMERSON	22.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9081 EMERSON	22.000% 12/20/2008 DD 10/22/03	-454
PIMCO SWAP CO 9149 INTL PAPER	60.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9149 INTL PAPER	60.000% 12/20/2008 DD 10/22/03	-2,182
PIMCO SWAP CO 9156 ANADARKO	27.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9156 ANADARKO	27.000% 12/20/2008 DD 10/22/03	-531
PIMCO SWAP CO 9172 COUNTRYWIDE	42.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9172 COUNTRYWIDE	42.000% 12/20/2008 DD 10/22/03	-308
PIMCO SWAP CO 9180 OCCIDENTAL	28.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9180 OCCIDENTAL	28.000% 12/20/2008 DD 10/22/03	-387
PIMCO SWAP CO 9222 SIMON PROP	44.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9222 SIMON PROP	44.000% 12/20/2008 DD 10/22/03	-1,134
PIMCO SWAP CO 9230 KROGER CRED	53.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9230 KROGER CRED	53.000% 12/20/2008 DD 10/22/03	-1,719
PIMCO SWAP CO 9248 WAL MART	15.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9248 WAL MART	15.000% 12/20/2008 DD 10/22/03	-672
PIMCO SWAP CO 9255 MOTOROLA	85.000% 12/20/2008 DD 10/22/03	0
PIMCO SWAP CO 9255 MOTOROLA	85.000% 12/20/2008 DD 10/22/03	-3,965
PNC MTG OPTION CL A-1	EXP 03/25/2005	0
PRINCIPAL FINL GRP 144A	8.200% 08/15/2009 DD 08/25/99	519,188
PRINCIPAL LIFE GLOBAL FDG 144A	3.625% 04/30/2008 DD 04/11/03	995,620
PROJECT FDG I ASSET BKD I 144A	VAR RT 01/15/2012 DD 03/05/98	574,303
PROTECTIVE LIFE MTN #TR 00001	3.700% 11/24/2008 DD 11/24/03	239,287
PRUDENTIAL FDG MTN #00064 144A	6.600% 05/15/2008 DD 05/14/01	270,545
PRUDENTIAL FINL INC DEB	4.104% 11/15/2006 DD 08/16/04	505,465
PRUDENTIAL FINL MTN TR 00001	3.750% 05/01/2008 DD 05/01/03	447,373
PRUDENTIAL INS CO SR NTS 144A	6.375% 07/23/2006 DD 07/30/98	946,539
QBE INS GROUP LTD SUB FXD 144A	VAR RT /07/01/2023 DD 06/17/03	662,972
RABOBANK CAP FDG TR 144A	5.260% 12/29/2049 DD 11/21/03	101,750
RAYTHEON CO NTS	6.150% 11/01/2008 DD 11/05/98	92,463

Security Name	Security Description	Market Value
REILLY MTG ASSOC 67TH FHA INSD	7.430% 12/31/2039 DD 01/01/83	651,809
REILLY MTG ASSOC 91ST FHA PROJ	7.430% 07/01/2023 DD 07/01/83	263,104
REILLY MTG GRP FHA POOL #64	7.430% 01/25/2024 DD 03/01/84	1,130,947
RESIDENTIAL ASSET SECURITIES CORP SER 1999-KS3 CL AI7	RATE: 7.505% MATURITY 10/25/30	5,461,520
RESIDENTIAL FDG MTG 02 S9 A5	6.000% 07/25/2017 DD 07/01/02	242,218
ROYAL BK SCOTLAND GROUP PLC	VAR RT 04/29/2049 DD 03/26/96	1,045,310
ROYAL BK SCOTLAND GROUP SER 2	8.817% 03/31/2049 DD 03/06/00	1,013,900
SALES TAX ASSET RECEIVABLE N Y	3.830% 10/15/2009 DD 11/04/04	281,435
SALOMON BROS MTG 01-C2 CL A 3	6.499% 10/13/2011 DD 12/01/01	1,069,498
SALOMON BROS MTG VII 00-C1 A2	7.520% 12/18/2009 DD 06/01/00	909,080
SALOMON BROS MTG VII 94-20 A	VAR RT 08/01/2024	72,999
SALOMON SMITH BARNEY HLDGS NT	6.500% 02/15 /2008 DD 02/06/01	194,906
SANTANDER FINANCIAL ISSUE SUB	6.800% 07/15/2005 DD 07/13/95	1,019,060
SBA GTD PARTN CTFS SBIC 20-10A	8.017% 02/10/2010 DD 02/23/00	2,335,277
SBA GTD PARTN CTFS SBIC 98-10A	6.120% 02/01/2008 DD 02/25/98	834,872
SBC COMMUNICATIONS	4.125% 09/15/2009 DD 11/03/04	339,361
SBC COMMUNICATIONS INC GBL NT	5.875% 02/01/2012 DD 02/01/02	140,014
SLM CORP MTN # TR 00002	5.125% 08/27/2012 DD 08/27/02	503,779
SLM CORP MTN # TR 00013	3.625% 03/17/2008 DD 02/20/03	64,662
SLM CORP MTN # TR 00067	VAR RT 07/25/2008 DD 07/26/04	450,419
SMALL BUS ADMIN CTF S-95 20B	8.150% 02/01/2015 DD 02/15/95	986,574
SMALL BUS ADMIN GTD PARTN 97-D	7.500% 04/01/2017	1,758,147
SMALL BUS ADMIN GTD PARTN 97-H	6.800% 08/01/2017	696,430
SMALL BUS ADMIN GTD PARTN 99-L	7.190% 12/01/2019	1,136,504
SMALL BUS ADMIN GTD PARTN CTF	1999-20 7.200% 10/01/2019	2,414,780
SMALL BUSINESS ADMIN 97-F	7.200% 06/01/2017 DD 06/01/97	283,761
SOVEREIGN BANCORP INC SR NT	VAR RT 08/25/2006 DD 08/27/04	624,800
SP POWERASSETS LTD #00001 144A	3.800% 10/22/2008 DD 10/22/03	449,717
SPRINT CAP CORP	6.125% 11/15/2008 DD 11/16/98	428,936
SPRINT CAP CORP	6.875% 11/15/2028 DD 11/16/98	54,742
SPRINT CAP CORP NT	8.375% 03/15/2012 DD 03/14/02	182,718
STATE STREET BK & TR INSTL C/D	VAR RT 12/11/2006 DD 12/07/04	474,810
STRUCTURED ASSET 0121A CL 1A1	VAR RT 01/25/2032 DD 12/01/01	466,190
STRUCTURED ASSET 03-34A 3A3	VAR RT 11/25/2033 DD 10/01/03	1,294,589
STRUCTURED ASSET 03-40A 3AI	4.620% 01/25/2034 DD 12/01/03	1,502,890
STRUCTURED ASSET MTG 001 IIA1	7.770% 02/25/2030 DD 01/01/00	48,205
STRUCTURED ASSET SECS 03 144A	3.357% 04/25/2031 DD 01/01/03	746,808
STRUCTURED ASSET SECS 04-5 1A	VAR RT 05/25/2034 DD 04/01/04	1,584,124
STRUCTURED ASSET SECS 04-6 3A2	VAR RT 06/25/2034 DD 05/01/04	1,795,312
SUNTRUST BK ATLANTA INSTL C/D	4.415% 06/15/2009 DD 06/02/04	238,924
SUNTRUST BKS INC SR NT	3.625% 10/15/2007 DD 08/06/04	364,142
SWEDISH EXPT CR CORP GLOBAL NT	3.500% 01/15/2008 DD 12/08/04	1,498,815
TABACCO SETTLEMENT FING CORP	5.500% 06/01/2015 DD 06/19/03	109,375
TELE COMMUNICATIONS INC DEB	7.875% 08/01/2013 DD 08/03/93	29,977
TELECOM ITALIA CAP GTD SR 144A	4.950% 09/30/2014 DD 10/06/04	685,776
TELECOM ITALIA CAP GTD SR 144A	4.950% 09/30/2014 DD 10/06/04	421,262
TELEFONICA EUROPE B V US NT	7.750% 09/15/2010 DD 09/21/00	205,214
TELEFONICA EUROPE BV US NT	7.350% 09/15/2005 DD 09/21/00	1,029,530

Security Name	Security Description	Market Value
TENNESSEE VALLEY AUTH 2001 A	5.625% 01/18/2011 DD 01/18/01	2,140,599
TEXAS ST PUB FIN AUTH REV	3.125% 06/15/2007 DD 09/25/03	472,973
THE BANK OF NEW YORK CASH RESERVE FUND CUS:S87599610	CASH	1,688,945
TIAA GLOBAL MKTS INC NT	3.875% 01/22/2008 DD 01/16/03	528,281
TIME WARNER COS INC DEBT 81595	8.110% 08/15/2006 DD 08/15/95	198,442
TIME WARNER ENTMT CO L P	7.250% 09/01/2008 DD 09/01/93	388,826
TIME WARNER ENTMT CO LP SR DEB	8.375% 03/15/2023 DD 09/15/93	313,438
TOBACCO SETTLEMENT FING CORP	6.000% 06/01/2037 DD 08/28/02	906,580
TOBACCO SETTLEMENT FING CORP	6.375% 06/01/2032 DD 03/07/03	724,988
TYSON FOODS INC NT	8.250% 10/01/2011 DD 04/01/02	267,188
U S TREAS BD STRIP PRIN PMT	8.750% 05/15/2017	1,738,790
U S TREAS BD STRIP PRIN PMT	08/15/2021	1,525,650
U S TREAS BD STRIP PRIN PMT	8.75% 08/15/2020	1,202,240
U S TREAS STRIP GEN INT PMT	0.000% 05/15/2017 DD 06/16/90	334,920
U S TREAS STRIP GENERIC TINT	0.000% 05/15/2012 DD 11/15/85	6,576,210
U S TREAS STRIP GENERIC TINT	05/15/2013	6,315,300
U S TREAS STRIP GENERIC TINT	0.000% 11/15/2016 DD 12/15/86	2,014,250
U S TREASURY BILL	0.000% 03/03/2005 DD 09/02/04	407,748
U S TREASURY BILL	0.000% 03/17/2005 DD 09/16/04	2,585,571
U S TREASURY BILL	0.000% 05/05/2005 DD 11/04/04	1,483,853
U S TREASURY BONDS	13.875% 05/15/2011 DD 05/15/81	8,360,800
U S TREASURY BONDS	08.875% 08/15/2017 DD 08/15/87	16,513,875
U S TREASURY BONDS	9.125% 05/15/2018 DD 05/15/88	1,527,425
U S TREASURY BONDS	06.000% 02/15/2026 DD 02/15/96	3,094,038
U S TREASURY BONDS	12.750% 11/15/2010 DD 11/17/80	1,627,035
U S TREASURY BONDS	10.375% 11/15/2012 DD 11/15/82	3,315,150
U S TREASURY BONDS	06.125% 11/15/2027 DD 11/15/97	1,722,984
U S TREASURY BONDS	05.375% 02/15/2031 DD 02/15/01	2,974,304
U S TREASURY NOTES	3.000% 11/15/2007 DD 11/15/02	2,385,840
U S TREASURY NOTES	4.250% 08/15/2013 DD 08/15/03	8,464,312
U S TREASURY NOTES	3.125% 05/15/2007 DD 05/15/04	499,900
U S TREASURY NOTES	3.625% 07/15/2009 DD 07/15/04	13,041,600
U S TREASURY NOTES	2.750% 08/15/2007 DD 08/15/04	19,390,280
U S TREASURY NOTES	2.875% 11/30/2006 DD 11/30/04	15,057,720
U S TREASURY NOTES	05.000% 02/15/2011 DD 02/15/01	3,192,195
U S TREASURY NOTES	05.000% 08/15/2011 DD 08/15/01	25,027,500
U S TREASURY NOTES	1.625% 04/30/2005 DD 04/30/03	6,385,920
U S TREASURY NOTES	4.000% 02/15/2014 DD 02/15/04	3,058,150
U S TREASURY NOTES	2.500% 09/30/2006 DD 09/30/04	16,858,900
U S TREASURY NOTES	3.000% 12/31/2006 DD 12/31/04	9,990,000
U S TREASURY NOTES	06.500% 02/15/2010 DD 02/15/00	1,121,175
U S TREASURY NOTES	06.750% 05/15/2005 DD 05/15/00	1,219,128
U S TREASURY NOTES	05.750% 08/15/2010 DD 08/15/00	297,338
U S TREASURY NOTES	4.875% 02/15/2012 DD 02/15/02	1,992,803
U S TREASURY NOTES	3.000% 11/15/2007 DD 11/15/02	382,729
U S TREASURY NOTES	2.375% 08/15/2006 DD 08/15/03	668,790
U S TREASURY NOTES	1.625% 02/28/2006 DD 02/29/04	1,573,443
U S TREASURY NOTES	4.250% 08/15/2014 DD 08/15/04	1,353,375

Security Name	Security Description	Market Value
U S TREASURY NOTES	3.375% 09/15/2009 DD 09/15/04	5,040,252
U S TREASURY NOTES	2.500% 10/31/2006 DD 10/31/04	21,653,350
U S TREASURY NOTES	3.500% 12/15/2009 DD 12/15/04	2,687,850
UBS FIN DEL INC DISC	02/22/2005	2,482,238
UBS FIN DEL INC DISC	02/28/2005	496,435
UBS FIN DEL INC DISC	03/10/2005	3,479,263
UNITED MEXICAN STS MTN TR00015	5.875% 01/15/2014 DD 10/14/03	414,935
US 10YR TREAS NT FUT EXP 3/05	CALL MAR 2005 113.000	-47,000
US 10YR TREAS NT FUT EXP MAR05	CALL MAR 2005 114.000	-29,766
US 10YR TREAS NT FUT EXP MAR05	PUT MAR 2005 108.00	-11,531
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 05	0
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 05	0
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 05	0
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 05	0
US BANCORP MTN # TR 00148	3.950% 08/23/2007 DD 08/26/02	35,339
US BK NATL ASSN # TR 00205	2.400% 03/12/2007 DD 03/12/04	598,563
US BK NATL MTN # TR 00226	VAR RT 10/01/2007 DD 10/01/04	525,000
US CENT CR UN NT	2.750% 05/30/2008 DD 05/30/03	436,016
US TREAS BD FUTURE (CBT)	EXP MAR 05	0
US TREASURY INFLATION INDEX BD	2.375% 01/15/2025 DD 07/15/04	1,083,147
US TREASURY INFLATION INDEX NT	3.375% 01/15/2007 DD 01/15/97	1,659,098
US TREASURY INFLATION INDEX NT	3.625% 01/15/2008 DD 01/15/98	10,427,967
VERIZON NEW JERSEY DEB SER A	5.875% 01/17/2012 DD 01/22/02	807,500
VERIZON NEW YORK INC DEB SER A	6.875% 04/01/2012 DD 03/28/02	673,500
VERIZON WIRELESS CAP LLC 144A	VAR RT 05/23/2005 DD 11/20/03	899,712
VIRGINIA ELEC & PWR #TR 00038	5.730% 11/25/2008 DD 11/25/98	353,110
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	581,075
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	371,888
VODAFONE GROUP PLC NEW NT	5.000% 12/16/2013 DD 09/22/03	30,525
WACHOVIA BK COML MTG 03-C6 A-4	5.125% 08/15/2035 DD 08/01/03	1,068,548
WACHOVIA CORP 2ND NEW NT	3.625% 02/17/2009 DD 02/06/04	252,050
WAMU MTG P/T 03-AR10 A-6	VAR RT 10/25/2033 DD 09/01/03	2,008,172
WELLS FARGO & CO NEW GLOBAL NT	5.900% 05/21/2006 DD 05/23/01	336,862
WELLS FARGO & CO NEW NT	VAR RT 09/28/2007 DD 09/29/04	300,045
WELLS FARGO & CO NEW NT	4.200% 01/15/2010 DD 12/06/04	1,405,684
WELLS FARGO & CO NEW SR NT	VAR RT 09/15/2009 DD 09/15/04	779,025
WELLS FARGO & CO NEW SUB NT	5.000% 11/15/2014 DD 11/06/02	227,289
WELLS FARGO MTG BKD 04-H A1	VAR RT 06/25/2034 DD 05/01/04	2,038,224
WISCONSIN ST GEN REV TXB-SER A	4.800% 05/01/2013 DD 12/18/03	455,832
WYETH SR NT	5.500% 02/01/2014 DD 12/16/03	407,867
YARA INTL ASA NT 144A	5.250% 12/15/2014 DD 12/08/04	478,040

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTINGHOUSE SAVINGS PROGRAM

Date: June 17, 2005	By:	/s/ Barbara Mickowski
Barbara Mickowski Member of the Retirement Committee